Exhibit 99.4

ATLANTIC CITY ELECTRIC COMPANY

		For the Year Ended December 31,
	Three Months Ended March 31, 2014	2013	2012	2011	2010	2009
	(millions of dollars)
Earnings
Net income for common stock	$10	$50	$35	$39	$53	$41
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	6	19	18	33	43	17

Pre-tax income for common stock	16	69	53	72	96	58
Add: Fixed charges*	17	72	75	74	69	72
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$33	$141	$128	$146	$165	$130

*Fixed Charges
Interest on long-term debt	$15	$65	$69	$69	$63	$67
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	1	3	2	2	3	2
Interest component of rentals	1	4	4	3	3	3
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$17	$72	$75	$74	$69	$72

Ratio of earnings to fixed charges (a)	1.94	1.96	1.71	1.97	2.39	1.81

(a)	ACE has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.